May 14, 2008

BY EDGAR AND BY HAND

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-23593

Dear Mr. Kronforst:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 30, 2008 (the “Comment Letter”) setting out comments with respect to VeriSign’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), filed with the Commission on February 29, 2008.

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Item 1.	Business

Intellectual Property, page 11

1.	Please provide the duration and effect of all patents, trademarks, licenses, franchises and concessions held. See Item 101(c)(1)(iv) of Regulation S-K.

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

The Company has conducted a review of all of the patents, licenses, franchises and concessions held by each of its business segments and has concluded that although the Company protects its intellectual property portfolio and defends against infringement, no single patent, license, or franchise, or any set or group thereof, is material to the Company’s operations so as to meet the requirement for discussion under Item 101(c)(1)(iv) of Regulation S-K.

The Company also has concluded that no trademark or logo is material to any individual business segment, though the VeriSign name and logo are material to the Company as a whole. The Company believes the importance attached to its trademark and logo is similar to most reporting companies, and does not meet the requirement for discussion under Item 101(c)(1)(iv). However, the Company undertakes to identify its name and logo as trademarks in future filings on Form 10-K.

Item 3.	Legal Proceedings

2.	On page 33, you disclose that on October 9, 2007, the Associated Press filed a complaint in federal court in New York against you and Moreover Technologies, Inc. Please disclose in which of the four federal district courts in New York the proceeding is pending. See Item 103 of Regulation S-K.

The proceeding to which the Company, the Associated Press, and Moreover Technologies are parties was filed and is pending in the United States Federal District Court for the Southern District of New York. The Company has provided this information in its most recent filing on Form 10-Q and undertakes to make similar disclosure in future filings on Form 10-K.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

3.	In Note 15 to your financial statements, you state that it is not your business practice to enter into off-balance sheet arrangements. Include a statement in your MD&A section clearly cross-referencing the relevant footnote. See Instruction 5 to Paragraph 303(a)(4).

The Company acknowledges the Staff’s comment and undertakes to include the appropriate cross-reference within the MD&A in future filings on Form 10-K.

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

Business Overview, page 41

4.	Please consider expanding your discussion and analysis to include known trends, demands, commitment, events and uncertainties. Disclose your decisions concerning trends, demands, events and uncertainties generally should involve the: consideration of financial, operational, and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350. In addition, consider including an analysis of the reasons underlying your decision to divest your “non-core” businesses.

The Company believes that it has provided a clear description of any known trends, demands, commitments, events and uncertainties as they are currently known to the Company, including how the aforementioned factors have historically impacted the Company’s liquidity, capital resources, and results of operations and how they may be expected to do so in the future. The Company is in the process of implementing a broad divestiture plan. As a result, a large number of businesses will likely be sold prior to December 31, 2008, although the precise timing of such transactions is not known and therefore the exact composition of the retained businesses during 2008 is not known. As trends, demands, commitments, events and uncertainties become clearer with respect to the Company’s retained businesses, the Company expects to update and expand its discussion of these factors and the impact they can be expected to have on the Company.

The Company decided to divest its “non-core” businesses out of a desire to focus management’s attention on a smaller number of businesses where the Company believes it possesses particular strength and advantages. The basis for this decision has been disclosed in the Annual Report (see page 3, “Business Overview”), as well as during the Company’s annual investor meeting, and in press releases and other disclosure related to the divestiture plan.

Item 8.	Financial Statements and Supplementary Data

Supplementary Data (unaudited), page 65

5.	Tell us how your disclosures comply with the requirements of Item 302(a)(1) of Regulation S-K.

The Company believes that it has complied with the requirements of Item 302(a)(1) of Regulation S-K. For each quarter in 2007 and 2006 (see pages 65 and 66), the Company has disclosed revenues, costs and expenses, operating income (loss), net income (loss), and basic and diluted net income (loss) per share for both its continuing operations and discontinued operations. The Company presents operating income (loss) in place of “gross profit” as it did not present a classified income statement showing gross profit.

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

During 2007 and 2006, the Company did not have any extraordinary items or cumulative changes in accounting. Explanations for material items within the period presented have been provided in the footnote on page 66.

Note 2. Joint Ventures, page 125

6.	Please explain to us how you concluded that recognizing the gain on the Jamba divestiture was appropriate. In this regard, we note that you have and will continue to provide ongoing support in the form of additional investments and working-capital loans. Refer to the accounting literature that supports your conclusion.

As disclosed in the Annual Report, on January 31, 2007, the Company entered into two joint venture agreements with Fox Entertainment (“Fox”), a subsidiary of News Corporation, resulting in Fox owning a 51% interest and the Company owning a 49% interest in the joint ventures. The Company contributed 51% of its ownership interest in its wholly-owned subsidiary Jamba and Fox contributed its Fox Mobile Entertainment assets. Fox paid the Company approximately $192.4 million in cash for the divestiture of 51% of its ownership interest in Jamba and the Company paid Fox approximately $4.9 million for its contribution of Fox Mobile entertainment assets.

In connection with the formation of the joint ventures, the Company has the following loan and future capital investment requirements:

•

The Company was required to satisfy minimum working capital requirements and minimum cash balance requirements of Jamba prior to the formation of the joint ventures. The Company satisfied this requirement by issuing a working capital loan of $15.0 million to Jamba prior to the formation of the joint ventures. This working capital loan matures in five years and bears interest at 6% per annum.

•

The joint venture agreements require the Company to make additional capital investments, up to $32.83 million, to fund on a pro rata basis according to its ownership interests, the ongoing business and working capital needs of the joint ventures. Such additional capital investments require the majority approval of the Managers of the Board of the joint ventures. Capital investments cumulatively in excess of $32.83 million require unanimous consent of the Managers of the Board. Currently, the Company elects three of the seven Managers of the Board. If the Company chose not to comply with additional capital investment requests, its ownership interests would be diluted.

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

The Company accounted for this transaction as a transfer of non-financial assets to another entity in exchange for a non-controlling ownership interest in that entity required to be accounted for at fair value. In accordance with Issues 6 and 8(b) of EITF01-2, “Interpretations of APB Opinion No. 29, Non-monetary transactions,” the Company recognized a partial gain totaling $68.2 million. The Company’s gain was determined as 51% (the divested interest) of the full gain that would have been recognized had the Company sold 100% of its interest in Jamba.

In reaching this conclusion the Company considered Task Force comments in EITF 01-2 emphasizing that any gain recognition is heavily dependent upon a careful analysis of specific facts and circumstances. Further consideration was given to SAB Topic 5(h) “Accounting for sales of Stock by a Subsidiary,” that gain recognition would not be appropriate in situations where subsequent capital transactions are contemplated that raise concerns regarding the likelihood of realization of the gain, such as planned repurchases within one year of the transaction.

Additionally, in SAB Topic 5(e) “Accounting for divestiture of a subsidiary or other business operation,” and SAB Topic 5(u) “Gain recognition on the sale of a business or operating assets to a highly leveraged entity” a seller’s ability to recognize a gain associated with the sale of a business can be impacted by two key factors: (i) the seller’s retained risk or continuing involvement with the business sold, and (ii) the level of financial leverage of the purchasing entity. The indicators of significant leverage include significant debt capitalization, inability to service debt, and the inability to generate recurring positive cash flows.

In evaluating the accounting guidance noted above, the Company considered the following facts supportive of the conclusion that gain recognition was appropriate:

•

The extent of the Company’s required future involvement, in the form of a working capital loan, was not significant (less than 10%) to the total fair value of the joint ventures, determined at the date of formation to be approximately $387.0 million.

•

Historically, Jamba has been profitable and the combined joint venture entity of Jamba and the Fox Mobile Entertainment assets contributed by Fox were anticipated to demonstrate positive cash flows. As a result, collectibility of the Company’s working capital loan was determined to be reasonably assured. In 2005 and 2006 Jamba had income before tax of $96.3 million and $63.7 million, respectively.

•	The Company has no plans to repurchase any portion of the 51% interest sold to Fox, nor does the Company have any call option rights enabling the repurchase of the 51% interest sold.

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

•	The Company does not have significant continuing involvement in the business nor any retained risks other than its equity method investment and working capital loan mentioned above.

•	Jamba is not a highly leveraged company as it has no other debt financing other than the working capital loan.

As such, the Company concluded that partial gain recognition in accordance with EITF 01-2 was appropriate.

Item 9A.	Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures, page 67

7.	Please explain how you concluded that although your disclosure controls and procedures were not effective, information included on your 10-K was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information you are required to disclose in the 10-K was accumulated and communicated to your management, including the Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company disclosed a material weakness in its internal controls over financial reporting (“ICFR”) related to the Company’s stock administration policies and practices as of December 31, 2006 in its 2006 Form 10-K filed on July 12, 2007. As a result, the Company concluded that its ICFR and its disclosure controls and procedures (“DCP”) were not effective. The Company concluded that all aspects of the material weakness had not been remediated as of December 31, 2007, and therefore continued to conclude that its ICFR and DCP were not effective as a result of the continued existence of the material weakness. The Company’s Internal Audit maintains the Company’s Sarbanes Oxley compliance program on behalf of management in order to maintain an objective and independent assessment of ICFR.

For fiscal year 2007, Internal Audit assessed disclosure controls through a scoping exercise that included mapping financial statement line items to key management assertions including:

•	Existence and Occurrence

•	Completeness

•	Valuation

•	Rights and Obligations

•	Presentation and Disclosure

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

Internal Audit identified key controls to support and test management assertions related to both design and operating effectiveness. Testing of key controls occurred in two phases: (i) August—September 2007 and (ii) November—February 2008.

In addition, during 2007, the Company implemented actions to improve the controls over stock administration policies and practices to remediate the material weakness previously identified. Internal Audit regularly assessed the progress of the remediation plan. This assessment included quarterly testing of the controls related to the accounting for stock compensation in an effort to provide assurance over the integrity of the financial statements.

The quarterly assessment of internal controls over financial reporting specific to stock administration policies and practices concluded that although the remediation activities had significantly improved the controls over the stock option administration process, it had not reduced the likelihood of a material misstatement of the Company’s annual or interim financial statement to less than reasonably possible.

In addition, Internal Audit conducted substantive procedures to gain comfort over the valuation, rights and obligations, and presentation and disclosure assertions.

Specifically, Internal Audit applied substantive and control testing procedures and processes as necessary to ensure the reliability of financial reporting surrounding stock administration, including:

•	Quarterly review of daily price inputs, comparing the system of record to NASDAQ prices;

•	Review of stock options and awards issued during the period for valid approval from the Compensation Committee under the VeriSign 2006 Equity Incentive Plan;

•	Reconciliation of the system of record to the valid approved source documents to reasonably assure the completeness and accuracy of the stock options and awards issued during the period;

•	Review of the Statement of Stockholders Equity for completeness, consistency, accuracy and reasonableness by the External Reporting team; and

•	Comparison of the substantive review of financial footnotes by senior management to supplemental schedules.

Internal Audit also applied the following procedures to provide further assurance of the effectiveness of disclosure controls:

•	Quarterly testing of key controls surrounding the stock administration process;

•	Quarterly substantive testing of key reconciliations surrounding the number, value and date of respective stock options and awards; and

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

•	Substantive testing of stock option and awards granted to Section 16 officers.

Internal Audit regularly communicates its assessment and testing results to the Chief Executive Officer, Chief Financial Officer, and its external auditors throughout the year through the Section 302 certification and communication process. This process also includes identifying significant changes to processes and the risk environment in the reporting period. Internal Audit provided all relevant data regarding ICFR to the Chief Executive Officer and Chief Financial Officer to make timely decisions prior to disclosure.

Based upon the aforementioned controls and the results of the substantive procedures and processes applied by Internal Audit, the Company was able to assert that information included in its Annual Report was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that information the Company was required to disclose in the Annual Report was accumulated and communicated to management to allow for timely decisions regarding required disclosures.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 92

8.	On page 93, you discuss your consulting arrangement with Mr. Moore. It is unclear why you have not filed this agreement as an exhibit. See Item 601(b)(10)(ii)(A). Please advise.

The Annual Report describes the terms approved by the Compensation Committee for such an agreement. However, the Company has not entered into a definitive agreement or arrangement with Mr. Moore. At such time as a final agreement is reached, the Company expects to file this agreement with the Commission.

Part IV

Signatures, page 101

9.	Your annual report on Form 10-K must be signed by your controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K.

The Company’s principal accounting officer as of February 29, 2008, Albert E. Clement, signed the Annual Report although the signature page lists him solely as the Company’s Chief Financial Officer. The Company has since amended its signature pages for filings with the Commission to list any person signing in such capacity as both the chief financial officer and principal accounting officer, and plans to do so in the future.

*             *             *             *

Mr. Mark Kronforst

Accounting Branch Chief

May 14, 2008

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel, at (703) 948-4551, Paul B. Hudson, Vice President, Associate General Counsel, at (650) 426-4406, Luci Altman, Vice President, Associate General Counsel at (703) 948-3966, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins
Acting Chief Financial Officer
VeriSign, Inc.

cc:	Mark Shannon

Evan Jacobson

Barbara Jacobs

Securities and Exchange Commission

Richard H. Goshorn

Paul B. Hudson

Luci Altman

Robynne D. Sisco

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP